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EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

        We consent to the use of our reports dated February 21, 2013 relating to the consolidated financial statements of Enerplus Corporation and subsidiaries (the "Corporation") (which report expresses an unqualified opinion) and the effectiveness of the Corporation's internal control over financial reporting appearing in this Annual Report on Form 40-F of the Corporation for the year ended December 31, 2012.

/s/ Deloitte LLP
Independent Registered Chartered Accountants

Calgary, Canada
February 22, 2013

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  EXHIBIT 99.4